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                                                                       EXHIBIT B

ULTRAK

FOR IMMEDIATE RELEASE

For more information, please contact:

Arianne Wiese
Ultrak, Inc.
972-353-6651
arianne.wiese@ultrak.com

                     ULTRAK CONGRATULATES DETECTION SYSTEMS
                         ON BOSCH ACQUISITION AGREEMENT

     Lewisville, Texas - December 11, 2000 - Ultrak, Inc. (Nasdaq: ULTK) today congratulated Detection Systems, Inc. on its announcement that it has signed a definitive agreement to be acquired by Robert Bosch GmbH for $18 per share in cash. Reacting to this morning's announcement, George Broady, Chairman and CEO of Ultrak, said: "We view this announcement as a victory for all Detection Systems shareholders and for shareholder democracy. It has been clear to us that the world is changing and that Detection Systems needed to align itself with a larger company. We're gratified that our efforts over the last year and a half can come to a rest with such a positive result for all."

     Ultrak also announced that it has suspended its solicitation of proxies for the Detection Systems 2000 Annual Meeting of Shareholders in light of the announced transaction and the delay of that meeting by Detection Systems. Mr. Broady commented: "We'd like to see this transaction close without a hitch -- an agreement like this was the precise point of our proxy contest. We agree with the decision to delay the Annual Meeting in light of the overriding need for management to focus on closing the transaction and to ensure a smooth transition of the company's ownership to Bosch. We think this is a great victory as well for Detection Systems' employees, who will now be supported by one of the great companies of the world. We applaud Karl Kostusiak, David Lederer and the rest of Detection Systems' Board of Directors for engineering a win-win situation."

     Ultrak is a publicly-held corporation that designs, manufactures, markets and services innovative electronic products and systems for the security and surveillance, industrial and medical video, and professional audio markets. The Company sells its products to distributors, dealers, system integrators, retailers and mass-merchants (for resale). Headquartered in Lewisville (Dallas), Texas, Ultrak has multiple facilities throughout the United States, Europe, Asia and South Africa. Enterprise Security Solutions (ESS) from Ultrak set new standards in quality, performance and value for large organizations interested in protecting their assets and improving operating efficiency. Access control, CCTV, alarm management, and public address functions are integrated and optimized. Existing telecommunications and IT infrastructures are leveraged to best advantage, security operations simplified and system life-cycle costs reduced. And, in progressive organizations, ESS functions like remote video surveillance are utilized to achieve improvements in operating efficiency and support the bottom-line mission of the enterprise.

     Except for the historical information contained herein, the matters discussed in this news release may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including other risks detailed from time to time in the Company's SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 1999 and quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.